Filed by Southcross Energy Partners, L.P.

Commission File No. 001-35719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Southcross Energy Partners, L.P.

Commission File No.: 001-35719

The following is an email sent to employees of Southcross Energy Partners GP, LLC on December 21, 2017.

AMID / SXE

INTEGRATION

UPDATE

Functional Team Report Out

We are pleased to report the Functional Teams and Steering Committee leadership met face-to-face in a collaborative working session on Dec. 14, 2017 to report out on our initial plans for Day 1 readiness. During the session, we reviewed key accomplishments, recognized challenges, and identified many critical Day 1 milestones. We’re pleased to recognize the extensive amount of effort that has been put into the project plans. In our effort to continually improve our integration process, the plans will evolve, but we feel that most of the functions have solid plans in place. We expect to baseline these plans in January.

We’re pleased to recognize the extensive effort
put into Functional Team project plans.

Another common activity that all teams made progress on was on their analysis of the SXE people who will be converting or transitioning to AMID because of the integration. “Converting” SXE employees are those who will have a role in the combined entity post close. “Transitioning” SXE employees are those whose employment with the combined entity will terminate after a pre-determined transition period post close. We’ve reviewed rosters, spoken with existing SXE management, and met many of the dedicated and hard-working team at SXE. AMID is excited about the prospects of having talented employees from SXE join the team, and we’re committed to completing the end-to-end assessment of the SXE team by Dec. 31.

SOLID PLANNING

It’s hard to believe that the holiday season has arrived along with the year-end. The Integration Team has been busy establishing integration processes and roles, developing project plans, and meeting as many SXE employees as possible. We think that these activities position for us aggressive attainment of all deliverables required for a flawless transition after the close.

As we reflect upon our accomplishments of 2017, we extend our thanks for everyone’s contributions preparing for the day when we operate as a single entity.

Happy Holidays!

Some of the key highlights from the various functions are:

Commercial

The team put a great amount of effort into documenting the SXE Texas Assets and the SXE Contract-to-Cash process. This effort specifically focused on TIES/Quorum. One outcome of these discussions is identification of possible opportunities to optimize Quorum, scheduling, measurement, reporting, contracts and invoicing that will lead to AMID improvements that will be of value beyond the integration with SXE. Evaluation of that opportunity has begun.

Next steps include:

•	Continue discovery work around gas scheduling and nominations processes, gaps, and opportunities

•	Conduct SXE working sessions focused on asset management, customer communications and management

•	Begin planning Day 1 customer communications and potential targeted customer meetings

Finance & Treasury

The team conducted preliminary Financial Planning & Analysis (FP&A) discovery efforts, and scheduled a FP&A SXE model walkthrough in Dallas on Dec. 19. Preliminary evaluations of data sources and how that data needs to be mapped to AMID Gathering & Transport have begun. Budget data will be mapped into OneStream, and we expect completion of that mapping process 30 to 60 days after the close. The team will be reviewing all SXE insurance policies, and the plan is to remarket the combined company post close. The Treasury team will have all SXE lease information will be loaded into the Box collaboration tool by the end of the year. The strategy around corporate cards have been established.

Next steps include:

•	Conduct in-depth SXE model walkthrough

•	Review and analyze SXE Line of Credit (LC), leases, and parental company guarantees (PCGs)

•	Devise insurance strategy with Lockton

Internal Audit

Preliminary reviews indicate that our internal audit approaches are very complementary. The team understands the integration points, and is looking at key controls to identify gaps. Internal Audit (IA) dependencies have been communicated to other functional teams, who will ensure they are include in the functional team work plans. IA met with the IT function to make sure that system dependencies are reflected in the IA project plan.

Next steps include:

•	Preparation of Controls mapping between the two companies

•	Continue collecting requested documentation

Accounting

The Accounting team has been focused on doing as much pre-planning work as possible, in anticipation of a lull in accounting integration activities while they complete year-end close reports in January and February. They have met with the IT function to make sure that system dependencies are reflected in the Accounting project plan. The integration team was instructed to capture integration costs in the same manner as was done in connection with AMID’s merger with JPE. SXE also has a plan for capturing their related costs.

Next steps include:

•	Staffing transition plan finalization and commencement of hiring process

•	Working on chart of accounts

•	Continue collecting requested documentation

Technical & Shared Services

A list of GIS data and system requirements has been completed. Gas and liquid integrity management plans have been received.

Next steps include:

•	Functional teams review of VDR files

•	Complete the project plan

Ops Services & Control Center

Senior management visited each of these SXE sites in December for meet-and-greet meetings with employees:

•	Texas

•	Lancaster Sour Gas Plant

•	Lone Star Gas Plant

•	Woodsboro Gas Plant

•	Victoria office

•	Bonnie View area team at the local community center

•	Mississippi

•	Pearl office

•	Alabama

•	Fayette office

While there, they provided SXE employees with an introduction to AMID, and held question and answer sessions.

EHS & Regulatory

SXE is planning to adopt AMID Operations and Maintenance Safety plans before the close. They are in the process of issuing new SXE branded policies and procedures that are duplicates of what AMID uses. This will provide earlier adoption of these critical safety plans, and ease of integration. There is a budget for rebranding. The plan is to apply stickers with the AMID logo and emergency phone numbers to SXE pipelines. The SXE fleet inventory and replacement plans have been reviewed. AMID has requested that SXE delay executing new leases until after the close. This will give us the opportunity to consolidate to a single vendor that has a full-service plan, and leverage “buying power.”

Next steps:

•	Understand impact the legal entities will have on rebranding

Legal

AMID has established deadlines for document requests from SXE, and performed a gap analysis regarding form contracts and policies. The filing for Mississippi is currently in process, as are updates to the AMID Delegation of Authority (DOA).

Next steps:

•	Review Records Management Policy

•	Ongoing gap analysis

Human Resources

HR has collected and evaluated SXE organizational structure, job titles, pay grades, incentives plans, appraisal system, drug screening policy, employee handbook and benefit structure. The AMID management team had and continues to have conversations with SXE employees to determine their level of interest in becoming part of the AMID team. HR is in the process of concluding the SXE employee transitions / conversion plans, and is on-track to have that complete by the end of the month. Tentative dates for SXE open enrollment meetings have been secured, and 401K conversion date options with Fidelity have been reserved.

Next steps:

•	Complete workforce transition and conversion analysis

•	Develop SXE transition and conversion letters for all SXE employees

•	Finalize plan to communicate drug test requirements

•	Build recruiting plan

Information Technology

Business Technology (BT): The IT integration team distributed the first iteration of the SXE systems landscape diagram to the integration management team. The document is intended to provide a common baseline understanding of the IT systems supporting SXE as the integration teams, enhance future business process discussions and continue to identify dependencies between business processes. The IT and Commercial integration teams have completed the first review of the Contract-to-Cash process (TIES/Quorum integration), and plan to perform additional reviews of the Procure-to-Pay and Hire-to-Retire processes over the next several weeks. Based on the actions completed to date, the IT integration team has identified key post-close BT integration milestones.

Enterprise Technology (ET): The IT integration team has initiated planning for Day 1 activation of current SXE employees on Microsoft Office 365 for AMID email support. On Day 1, SXE employees will have an AMID email account, however, historical email data cannot be moved to AMID until after the close. SXE employees can expect additional communication in the next several months regarding more specific timing on the transfer of historical data. In addition, the AMID intranet will be accessible to SXE employees on Day 1. The IT team will begin the integration of content post-close and are targeting Q3 for full integration of Intranet content and SharePoint data.

Next steps:

•	Continue reviews of IT landscape diagram with all functional areas

•	Confirm business processes impacting IT systems by functional area

•	Interlock system timelines with functional business leads

•	Continue identification of IT milestones and dependencies

•	Finalize enterprise technology Day 1 cut-over plans

All integration work involves planning for how the integrated company will operate after the transaction closes. Until the transaction is completed, the parties remain separate and independent competitors in the market, and it remains business as usual for each company. This issue is purely informational and does provide any binding right for employees of either AMID or SXE.

Forward Looking Statements

This employee communication and accompanying statements may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements that are not statements of historical facts, including statements regarding SXE’s future financial position, results, business strategy, guidance, distribution growth, and plans and objectives of management for future operations, are forward-looking statements. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will,” “would,” “potential,” and similar terms and phrases to identify forward-looking statements in this communication. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included herein will prove to be accurate. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Additional risks include the following: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of AMID to successfully integrate SXE’s operations and employees and realize anticipated synergies and cost savings, actions by third parties, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, and the ability to achieve revenue and other financial growth, and volatility in the price of oil, natural gas, and natural gas liquids and the credit market. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors which are described in greater detail in our filings with the SEC. Please see SXE and AMID’s “Risk Factors” and other disclosures included in their Annual Reports on Form 10-K for the year ended December 31, 2016, and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2017, the quarter ended June 30, 2017 and the quarter ended September 30, 2017. All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. The forward-looking statements herein speak as of the date of this employee communication. SXE and AMID undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this employee communication.

Additional Information and Where to Find It

This employee communication relates to a proposed business combination between SXE and AMID. In connection with the proposed transaction, SXE and/or AMID expects to file a proxy statement/prospectus and other documents with the SEC.

In connection with the Merger, AMID intends to file a registration statement on Form S-4, including a proxy statement/prospectus of SXE and AMID, with the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement/prospectus (if and when available) will be mailed to unitholders of SXE. Investors and security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from SXE’s investor relations website for investors at http://investors.southcrossenergy.com, and from AMID’s investor relations website at http://www.americanmidstream.com/investorrelations. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the proxy statement/prospectus. Investors and security holders may also read and copy any reports, statements and other information filed by AMID and SXE with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

No Offer or Solicitation

This employee communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

AMID and SXE and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding SXE’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 9, 2017. Information regarding AMID’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.